FORM N-8F


                                 THE SIMMS FUNDS


                               Filed July 9, 2003


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

I.    General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

      [ ]  Merger

      [X]  Liquidation

      [ ]  Abandonment of Registration

      (Note: Abandonments of Registration answer only questions 1 through 15,
24 and      25 of this form and complete verification at the end of the form).

      [ ]  Election of status as a Business Development Company

      (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.    Name of fund: The Simms Funds ("Applicant").

3.    Securities and Exchange Commission File No: 811-8871

4.    Is this an initial Form N-8F or an amendment to a previously filed Form
      N-8F?

      [X]   Initial Application     [  ]  Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

      55 Railroad Avenue
      Greenwich, Connecticut 06830


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6.    Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

      Jay G. Baris, Esq.
      Kramer Levin Naftalis & Frankel LLP
      919 Third Avenue
      New York, New York 10022
      212-715-7515

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2].

      Arthur O. Poltrack
      55 Railroad Avenue
      Greenwich, Connecticut 06830
      877-438-7467

            (Note: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.)

8. Classification of fund (check only one):

      [X]  Management Company;

      [ ]  Unit investment trust; or

      [ ]  Face-amount certificate company.


9. Subclassification if the fund is a management company (check only one):

      [X]   Open-end          [  ]  Closed-end


10. State law under which the fund was organized or formed (e.g. Delaware, Massachusetts):

      State of Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

      Investment Adviser:   Simms Capital Management, Inc.
                            55 Railroad Avenue
                            Greenwich, Connecticut 06830

      Former Investment Adviser:    N/A


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12.   Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

            T.O. Richardson Securities, Inc.
            2 Bridgewater Road Farmington,
            Connecticut 06032

13. If the fund is a unit investment trust ("UIT") provide:

      (a) Depositor's name(s) and address(es): N/A

      (b) Trustee's name(s) and address(es): N/A


14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

      [  ]  Yes   [X]   No

      If Yes, for each UIT state:
            Name(s):

            File No.: 811- _______

Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [X]   Yes   [  ]  No

            If Yes, state the date on which the board vote took place:
February 11, 2003

            If No, explain:

      (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

      [  ]  Yes   [X]   No

            If Yes, state the date on which the shareholder vote took place:

            If No, explain:

            On February 11, 2003, the Board of Trustees of Applicant (the "Board") approved, adopted and entered into a Plan of Liquidation (the "Plan") on behalf of Applicant and its only two series portfolios, the U.S. Equity Fund and the International Equity Fund, the only two series of the Trust (each a "Fund" and collectively, the "Funds"). The Board determined that entering into the Plan was advisable and in the best interests of Applicant, the Funds and the


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Funds' shareholders, which constituted all of the shareholders of Applicant. The
Board directed that the Plan be carried out without the prior approval of shareholders and determined that such action was consistent with the applicable laws under which Applicant operated and Applicant's Amended and Restated Trust Instrument dated as of October 5, 1998.


II.   Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

      [X]   Yes   [  ]  No

      (a) If Yes, list the date(s) on which the fund made those distributions:
            February 28, 2003

      (b) Were the distributions made on the basis of net assets?

      [X] Yes [ ] No

      (c) Were the distributions made pro rata based on share ownership?

      [X] Yes [ ] No

      (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

      (e) Liquidations only:

            Were any distributions to shareholders made in kind?

      [X]   Yes   [  ]  No

            If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

            Applicant made no in-kind distributions to its affiliates.

17. Closed-end funds only:

      Has the fund issued senior securities? N/A

      [  ]  Yes   [  ]  No    N/A

      If Yes, describe the method of calculating payments to senior security holders and distributions to other shareholders:



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18. Has the fund distributed all of its assets to the fund's shareholders?

      [X]   Yes   [  ]  No

      If No,

      (a) How many shareholders does the fund have as of the date this form is filed?

      (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

      [  ]  Yes   [X]   No

      If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

III.  Assets and Liabilities

20. Does the fund have any assets as of the date this form is filed?

      (See question 18 above)

      [  ]  Yes   [X]   No

      If Yes,


      (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

      (b)   Why has the fund retained the remaining assets?

      (c)   Will the remaining assets be invested in securities?

            [  ]  Yes   [  ]  No


21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

      [  ]  Yes         [X] No

      If Yes,

      (a) Describe the type and amount of each debt or other liability:

      (b) How does the fund intend to pay these outstanding debts or other liabilities?



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IV.   Information About Event(s) Leading to Request For Deregistration

22.   (a) List the expenses incurred in connection with the Merger or
      Liquidation:

            (i)   Legal expenses:                            $14,235
            (ii)  Accounting expenses: approx.                 4,800
            (iii) Other expenses (list and identify
                  separately):                                 5,921
                                                              ------
            (iv) Total expenses (sum of lines
                 i)-(iii) above):                            $24,956

      (b) How were those expenses allocated?

      31% of these expenses were allocated to the U.S. Equity Fund and 69% allocated to the International Equity Fund.

      (c) Who paid those expenses?

      Because each Fund had reached its expense limitation for the fiscal year ended June 30, 2003, Simms Capital Management, Inc., each Fund's investment adviser, paid these liquidation expenses.

      (d) How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

      [  ]  Yes         [X]   No

      If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:


V.    Conclusion of Fund Business

24. Is the fund a party to any litigation or administrative proceeding?

      [  ]  Yes         [X]   No

      If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

      [  ]  Yes         [X]   No



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      If Yes, describe the nature and extent of those activities:


VI.   Mergers Only

26. (a) State the name of the fund surviving the Merger: N/A

      (b) State the Investment Company Act file number of the fund surviving the
      Merger: N/A

      (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed: N/A.

      (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.


                                  VERIFICATION

            The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940, as amended, on behalf of Applicant; (ii) he is a Trustee of Applicant; and
(iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.


                                    THE SIMMS FUNDS


                                     By: /s/ Arthur O. Poltrack
                                        ----------------------------
                                         Arthur O. Poltrack
                                         Trustee

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